Washington, DC 20549
                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 12b-25

                           Notification of Late Filing

                                                Commission File Number 000-16665
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(Check One)
[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

    For period ended    December 31, 2007
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

    For the transition period ended_____________________________________________


    Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant Scores Holding Company, Inc.


    Address of principal executive office   533-535 West 27th Street
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    City, State and Zip Code   New York, New York 10001
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                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant will not be able to file its Form 10-KSB for the fiscal year ended December 31, 2007 in a timely fashion due to unanticipated delays by Registrant's independent auditors in completing their audit of the Registrant's financial statements for the period ended December 31, 2007. Registrant is not able to compel its auditors to complete their audit of its financials by the required Form 10-KSB filing deadline. Registrant expects to file its Form 10-KSB on or before April 15, 2008.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Adam S. Gottbetter, Esq.      (212)                  400-6900
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                                    (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         Preliminary estimates of certain key indicators show material differences from the period ended December 31, 2006 to the period ended December 31, 2007 (all 2007 numbers are approximate).

Current assets decreased by 88% from $394,538 to $47,213. Current liabilities decreased by 19% from $238,360 to $192,743. Net losses decreased by 87% from $2,664,149 to $341,429. Royalty revenues, which are the Company's primary source of funds, decreased 75% from $1,857,629 to $464,686.



                          Scores Holding Company, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 26, 2008                       By:/s/Curtis Smith
                                              --------------------------------
                                              Curtis Smith
                                              Acting Chief Executive Officer
                                              and Chief Financial Officer